Island Company Rum Inc.

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Island Company Rum Inc.

We have reviewed the accompanying financial statements of Island Company Rum Inc. (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Island Company Rum Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has yet to receive financing or begin operations and these conditions raise an uncertainty about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
November 1, 2024

Island Company Rum Inc.
Balance Sheets (Unaudited)
As of December 31, 2023 and 2022

	Note		2023		2022
Assets					
Current Assets					
Cash and cash equivalents	1.g	$	7,476	$	166,377
Inventories	1.h		86,319		114,274
Total Current Assets			93,795		280,651
Noncurrent Assets					
Property, plant and equipment, net	2		18,601		-
Patent assets			4,425		-
Total Noncurrent Assets			23,026		-
Total Assets			116,821		280,651
Liabilities & Stockholders' Equity					
Liabilities					
Current Liabilities					
Accounts payable and accrued expenses			-		4,994
Total Current Liabilities			-		4,994
Total Liabilities			-		4,994
Stockholders' Equity	3				
Preferred stock, 10,000,000 shares authorized; 1 share issued and outstanding; $0.00001 par value per share			-		-
Common stock, 200,000,000 shares authorized; 11,850,000 and 11,290,000 shares issued and outstanding, respectively; $0.00001 par value per share			119		113
Additional paid-in capital			976,253		639,867
Accumulated Deficit			(859,551)		(364,323)
Total Stockholders' Equity			116,821		275,657
Total Liabilities & Stockholders' Equity		$	116,821	$	280,651

Island Company Rum Inc.
Statements of Income (Unaudited)
For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	4	$ 92,268	$ 57,085
Cost of goods sold	1.k	79,719	24,823
Gross Profit		12,549	32,262
Operating Expenses			
Contract labor		128,299	57,258
Advertising and promotion	1.l	124,826	96,391
Legal and other professional fees and services		82,683	15,477
Salaries and payroll taxes		67,179	33,005
Other operating expense		18,822	4,806
Shipping and freight		15,826	66,820
Office supplies and software		11,989	3,829
Memberships and licenses		9,833	2,989
Meals and entertainment		9,666	3,179
Travel		9,240	3,100
Rent		8,449	6,946
Utilities		6,621	5,391
Research and development		3,707	3,280
Depreciation		3,720	-
Insurance		3,179	-
Repairs and maintenance		3,078	1,000
Taxes other than income taxes		1,200	3,680
Total Operating Expenses		508,317	307,151
Net Income (Loss)		$ (495,768)	$ (274,889)

Island Company Rum Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2023 and 2022

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2022	1	$ -	10,010,000	$ 100	$ 269,880	$ (89,434)	$ 180,546
Net income (loss)	-	-	-	-	-	(274,889)	(274,889)
Issuance of common stock	-	-	1,280,000	13	369,987	-	370,000
Owner contributions	-	-	-	-	-	-	-
Balance at December 31, 2022	1	-	11,290,000	113	639,867	(364,323)	275,657
Net income (loss)	-	-	-	-	-	(495,768)	(495,768)
Issuance of common stock	-	-	560,000	6	336,926	-	336,932
Owner contributions	-	-	-	-	-	-	-
Balance at December 31, 2023	1	$ -	11,850,000	$ 119	$ 976,793	$ (860,091)	$ 116,821

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

(Unaudited)
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (495,768)	$ (274,889)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	3,720	-
(Increase) decrease in operating assets, net of effects of businesses acquired		
Inventories	27,955	(51,134)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(4,994)	3,390
Net Cash Provided by (Used in) Operating Activities	(469,087)	(322,633)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(22,321)	-
Purchase of intangible assets	(4,425)	-
Net Cash Provided by (Used in) Investing Activities	(26,746)	-
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	336,932	370,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(158,901)	47,367
Cash, cash equivalents, and restricted cash at beginning of year	166,377	119,010
Cash, Cash Equivalents, and Restricted Cash at End of Year	$ 7,476	$ 166,377

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Island Company Rum Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Island Company Rum Inc. (the Company) is a manufacturer of alcohol-based products, mainly rum-based. They sell cases of rum product, are developing multiple new platforms of rum such as RTDs (Ready To Drink cocktails) and rum cake. The Company operates worldwide, currently in the US, and the Caribbean but exploring markets overseas in Asia and Australia.

The Company was incorporated in the State of Delaware on January 9, 2019.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Island Company Rum Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company has no assets or liabilities requiring fair value measurements.

f. Income taxes

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Island Company Rum Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

	2023	2022
Net Operating Loss Carryforwards	$ 934,716	$ 549,155
Valuation Allowance	$ (934,716)	$ (549,155)
Net Provision for income tax	-	-

g. Cash and cash equivalents

Island Company Rum Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Inventories

Inventory is stated at the lower of cost or market. The Company's inventory consists of finished goods. The Company has no reserves for slow-moving and obsolete inventory.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

As of December 31, 2023, the Company's assets consist of vehicles that are depreciated over a useful life of 5 years.

j. Revenue recognition

Island Company Rum Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company generates revenue from its sale of finished goods and services and records revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue is derived from sales of spirits from e-commerce platform transactions and point-of-sale transactions. Revenue is recognized upon receipt of payment, net of discounts, sales tax and estimated returns.

k. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs, packaging costs, purchasing and receiving costs, manufacturing labor and overhead, inbound freight charges, depreciation expense related to manufacturing facilities and warehousing costs, which include rent, labor and overhead costs.

l. Advertising expenses

Advertising and promotional costs are expensed as incurred.

m. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

Island Company Rum Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

	2023	2022
Vehicles	$ 22,321	$ -
Total Accumulated Depreciation	(3,720)	-
Total	$ 18,601	$ -

Depreciation expense was $3,720 and zero for the years ended December 31, 2023 and 2022, respectively.

3. Stockholders' equity

The Company has the authority to issue 200,000,000 shares of common stock, par value of $0.00001 per share and 10,000,000 shares of preferred stock, par value of $0.00001 per share. As of December 31, 2023 and 2022, the total number of common stock shares issued and outstanding was 11,850,000 and 11,290,000, respectively. As of both December 31, 2023 and 2022 there was 1 share of preferred stock outstanding.

With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one vote in person or by proxy for each share of the Common Stock standing in his/her name.

The Company has designed 25,000 shares of the preferred stock of the Company as the Series A Preferred Stock, par value $0.00001 per share (the "Series A Preferred Stock"). Other than as set forth below, each share of Series A Preferred Stock has 1,000 votes per share on any matter submitted to the holders of the Common Stock, or any class thereof, for a vote, and votes together with the Common Stock, or any class thereof, as applicable, on such matter for as long as the share of Series A Preferred Stock is issued and outstanding.

Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock at the election of the holder.

The holders of the Series A Preferred Stock (the "Series A Holders") are entitled to receive dividends and other distributions, on shares of Series A Preferred Stock as and when paid on the Common Stock, payable on the Series A Preferred Stock on an as-converted basis (i.e., assuming that the Series A Preferred Stock was otherwise convertible at such time).

The Company may not and the Certificate of Designations for the Series A Preferred Stock without the prior written consent of Series A Holders holding a majority of the Series A Preferred Stock then issued and outstanding, in which vote each share of Series A Preferred Stock then issued and outstanding shall have one vote, voting separately as a single class.

4. Revenue

Revenues consist of the following:

		2023		2022
E-commerce sales	$	2,178	$	6,158
Point-of-sale revenue		86,840		50,927
Merchandise revenues		3,250		-
Total Revenues	$	92,268	$	57,085

5. Commitments and contingencies

The Company has a case pending in the U.S. District Court for the Southern District of Florida, filed on August 22, 2022. The plaintiff, Island IP Acquisitions, LLC, is suing Spencer Antle, Island Company LLC, and Island Company Rum, Inc., for federal and common law trademark infringement related to intellectual property acquired through a foreclosure sale, cybersquatting, and conversion. The disputed trademarks include the "Rum X" trademark (registration no. 4,902,534). Island Company Rum, Inc. have counterclaimed that Island IP acquisitions committed fraud in their trademark registration by Island IP Acquisitions LLC, and are also seeking cancellation of all the abandoned trademarks as most, if not all the 'acquired trademarks' which passed registration timelines and Island Company Rum Inc re-filed many of them for ownership. Both parties have filed for summary judgment, but the motions were denied, leaving discovery ongoing. Monetary damages are yet to be calculated and the Company has not established any reserves.

6. Going concern

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Island Company Rum Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has sustained operating losses over the last two fiscal years. These conditions create uncertainty about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

Management evaluated all activity of the Company through November 1, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.